UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Amy W Brinkley
   Bank of America Corporation
NC1-007-58-04
   NC, Charlotte 28255
2. Date of Event Requiring Statement (Month/Day/Year)
   4/25/2001
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   BANK OF AMERICA CORPORATION (BAC)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, Credit Risk Policy & Deputy Corporate Risk Management Executive
6. If Amendment, Date of Original (Month/Day/Year)
   4/25/2001
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock                               |80                    |D               |                                               |
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Common Stock                               |18663                 |D               |                                               |
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Common Stock                               |3730.44               |I               |Thrift Trust                                   |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Preferred, Series C 1   |         |         |Common Stock           |459.2616 |          |D            |                           |
                        |         |         |                       |1        |          |             |                           |
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Option, Right to buy    |2        |01/03/201|Common Stock           |150000   |$48.4375  |D            |                           |
                        |         |0        |                       |         |          |             |                           |
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Option, Right to Buy    |3        |01/31/201|Common Stock           |210000   |$53.28    |D            |                           |
                        |         |1        |                       |         |          |             |                           |
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Option, Right to Buy    |         |7/01/2005|Common Stock           |190000   |$26.8125  |D            |                           |
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Option, Right to Buy    |         |7/01/2007|Common Stock           |30000    |$65.375   |D            |                           |
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Option, Right to Buy    |4        |7/01/2008|Common Stock           |100000   |$79.9375  |D            |                           |
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
Explanation of Responses:
1. Each share of Series C Preferred stock is convertible into 1.68 shares of common stock of Bank of America Corporation.
2. Options granted January 3, 2000 are exercisable in three equal installments commencing January 3, 2001.
3. Options granted February 1, 2001 are exercisable in three equal installments commencing February 1, 2002.
4. Options granted July 1, 1998 are exercisable in three equal installments commencing July 1, 1999.
SIGNATURE OF REPORTING PERSON
Amy W Brinkley
Amy W. Brinkley